                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              ACE*COMM Corporation
                          ____________________________
                                (Name of Issuer)


                                     COMMON
                           _________________________
                         (Title of Class of Securities)


                                    004404109
                               --------------------------
                                 (CUSIP Number)

                               December 31, 1997
                               -----------------
             (Date of Event Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]  Rule 13d-1(b) (Qualified Investor)

[   ]  Rule 13d-1(c) (Passive Investor)

[ X ]  Rule 13d-1(d) (Exempt Investor)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gary P. Golding

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [X]

3.   SEC USE ONLY                                  Membership in any
                                                  group is disclaimed.

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

                   5.  SOLE VOTING POWER                 2,628
                                                       ---------

NUMBER OF          6.  SHARED VOTING POWER                 0
SHARES                                                 ---------
BENEFICIALLY
OWNED BY
EACH               7.  SOLE DISPOSITIVE POWER            2,628
REPORTING                                              ---------
PERSON
WITH               8.  SHARED DISPOSITIVE POWER       1,254,546*
                                                      ---------


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,257,174
          -----------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

         N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         14.5%

12.  TYPE OF REPORTING PERSON  (SEE INSTRUCTION)

          IN

* Shares held by CEO Venture Fund II, a limited partnership whose general partner is Colker and Newlin Management Associates II of which the reporting person is a general partner. The reporting person disclaims beneficial ownership of such shares.

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Eugene R. Yost

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [X]

3.   SEC USE ONLY                                 Membership in any
                                                 group is disclaimed.

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

                        5.   SOLE VOTING POWER              0
                                                        ---------

NUMBER OF               6.   SHARED VOTING POWER            0
SHARES                                                  ---------
BENEFICIALLY
OWNED BY
EACH                    7.   SOLE DISPOSITIVE POWER         0
REPORTING                                               ---------
PERSON
WITH                    8.   SHARED DISPOSITIVE POWER   1,254,546*
                                                        ---------


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,254,546
         -----------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

         N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         14.5%

12.  TYPE OF REPORTING PERSON  (SEE INSTRUCTION)

         IN

* Shares held by CEO Venture Fund II, a limited partnership whose general partner is Colker and Newlin Management Associates II of which the reporting person is a general partner. The reporting person disclaims beneficial ownership of such shares.

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Glen F. Chatfield

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [X]
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

                   5.  SOLE VOTING POWER             0
                                                 ---------

NUMBER OF          6.  SHARED VOTING POWER           0
SHARES                                           ---------
BENEFICIALLY
OWNED BY
EACH               7.  SOLE DISPOSITIVE POWER        0
REPORTING                                        ---------
PERSON
WITH               8.  SHARED DISPOSITIVE POWER  1,254,546*
                                                 ---------


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,254,546
          ---------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

            N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           14.5%

12.  TYPE OF REPORTING PERSON  (SEE INSTRUCTION)

          IN

* Shares held by CEO Venture Fund II, a limited partnership whose general partner is Colker and Newlin Management Associates II of which the reporting person is a general partner. The reporting person disclaims beneficial ownership of such shares.

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934

Item 1 (a)        Name of issuer:

                  ACE*COMM Corporation

Item 1 (b)        Address of issuer's principal executive offices:

                  704 Quince Orchard Road
                  Gaithersburg, MD  20878

Item 2 (a)        Name of person filing:

                  Gary P. Golding

Item 2 (b)        Address of principal business office:

                  c/o CEO Venture Fund
                  Suite 160
                  2000 Technologies Drive
                  Pittsburgh, PA  15219

Item 2 (c)        Citizenship:  USA

Item 2 (d)        Title of class of securities:     COMMON

Item 2 (e)        Cusip No.: 004404109

Item 3 If this statement is filed pursuant to 240.13d-1(b) or 13d-2(b) or (c) check this box Not Applicable

Item 4            Ownership

Item 4 (a)        Amount beneficially owned:            1,257,174
                                                      -----------

Item 4 (b)        Percent of class:  14.5%

Item 4 (c)         (i)      sole power to vote:           2,628
                                                        ---------
                   (ii)     shared power to vote:           0
                                                        ---------
                   (iii)    sole power to dispose:        2,628
                                                        ---------
                   (iv)     shared power to dispose:  1,254,546*
                                                      ----------
* Shares held by CEO Venture Fund II, a limited partnership whose general partner is Colker and Newlin Management Associates II of which the reporting person is a general partner. The reporting person disclaims beneficial ownership of such shares.

Item 5    Ownership of 5 percent or less of a class:   Not Applicable

Item 6    Ownership of more than 5 percent on behalf of another
          person:    Not Applicable

Item 7    Identification and classification of subsidiary:    Not Applicable

Item 8 Identification and classification of members of the group: Not Applicable

Item 9    Notice of dissolution of the group:    Not Applicable

Item 10  Certification:


          Materials to be Filed as Exhibits
          ---------------------------------

          Exhibit 1           Agreement between the reporting persons
                              with respect to the filing of this Schedule 13G.

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934

Item 1 (a)        Name of issuer:

                  ACE*COMM Corporation

Item 1 (b)        Address of issuer's principal executive offices:

                  704 Quince Orchard Road
                  Gaithersburg, MD  20878

Item 2 (a)        Name of person filing:

                  Eugene R. Yost

Item 2 (b)        Address of principal business office:

                  c/o CEO Venture Fund
                  Suite 160
                  2000 Technologies Drive
                  Pittsburgh, PA  15219

Item 2 (c)        Citizenship:  USA

Item 2 (d)        Title of class of securities:   COMMON

Item 2 (e)        Cusip No.: 004404109

Item 3 If this statement is filed pursuant to 240.13d-1(b) or 13d-2(b) or (c) check this box Not Applicable

Item 4            Ownership

Item 4 (a)        Amount beneficially owned:       1,254,546
                                                 --------------

Item 4 (b)        Percent of class:  14.5%

Item 4 (c)         (i)      sole power to vote:            0
                                                       ----------
                   (ii)     shared power to vote:          0
                                                       ----------
                   (iii)    sole power to dispose:         0
                                                       ----------
                   (iv)     shared power to dispose:   1,254,546*
                                                       ----------
* Shares held by CEO Venture Fund II, a limited partnership whose general partner is Colker and Newlin Management Associates II of which the reporting person is a general partner. The reporting person disclaims beneficial ownership of such shares.

Item 5    Ownership of 5 percent or less of a class:   Not Applicable

Item 6    Ownership of more than 5 percent on behalf of another
          person:    Not Applicable

Item 7    Identification and classification of subsidiary:    Not Applicable

Item 8 Identification and classification of members of the group: Not Applicable

Item 9    Notice of dissolution of the group:    Not Applicable

Item 10  Certification:


          Materials to be Filed as Exhibits
          ---------------------------------

          Exhibit 1           Agreement between the reporting persons
                              with respect to the filing of this Schedule 13G.

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934

Item 1 (a)        Name of issuer:

                  ACE*COMM Corporation

Item 1 (b)        Address of issuer's principal executive offices:

                  704 Quince Orchard Road
                  Gaithersburg, MD  20878

Item 2 (a)        Name of person filing:

                  Glen F. Chatfield

Item 2 (b)        Address of principal business office:

                  c/o CEO Venture Fund
                  Suite 160
                  2000 Technologies Drive
                  Pittsburgh, PA  15219

Item 2 (c)        Citizenship:  USA

Item 2 (d)        Title of class of securities:    COMMON

Item 2 (e)        Cusip No.: 004404109

Item 3 If this statement is filed pursuant to 240.13d-1(b) or 13d-2(b) or (c) check this box Not Applicable

Item 4            Ownership

Item 4 (a)        Amount beneficially owned:       1,254,546
                                                 ------------

Item 4 (b)        Percent of class:  14.5%

Item 4 (c)         (i)     sole power to vote:           0
                                                     ----------
                   (ii)    shared power to vote:         0
                                                     ----------
                   (iii)   sole power to dispose:        0
                                                     ----------
                   (iv)    shared power to dispose:  1,254,546*
                                                     ----------
* Shares held by CEO Venture Fund II, a limited partnership whose general partner is Colker and Newlin Management Associates II of which the reporting person is a general partner. The reporting person disclaims beneficial ownership of such shares.

Item 5    Ownership of 5 percent or less of a class:   Not Applicable

Item 6    Ownership of more than 5 percent on behalf of another
          person:    Not Applicable

Item 7    Identification and classification of subsidiary:    Not Applicable

Item 8 Identification and classification of members of the group: Not Applicable

Item 9    Notice of dissolution of the group:    Not Applicable

Item 10  Certification:


          Materials to be Filed as Exhibits
          ---------------------------------

          Exhibit 1           Agreement between the reporting persons
                              with respect to the filing of this Schedule 13G.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  GARY P. GOLDING

Date:    January 15, 1999         By:  /s/ GARY P. GOLDING
                                     ---------------------
                                     Gary P. Golding

                                  EUGENE R. YOST

Date:    January 15, 1999         By:  /s/ EUGENE R. YOST
                                     ---------------------
                                     Eugene R. Yost

                                  GLEN F. CHATFIELD

Date:    January 15, 1999         By:  /s/ GLEN F. CHATFIELD
                                     ---------------------
                                     Glen F. Chatfield

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT NO.        DESCRIPTION                                 PAGE
----------         -----------                                 ----

   1         Agreement between the Reporting Persons with
             respect to the filing of this Schedule 13G         12

                                   EXHIBIT 1
                                   ---------


     We, the undersigned, hereby express our agreement that the attached
Schedule 13G is filed on behalf of each of the undersigned.


                                    GARY P. GOLDING

Date:    January 15, 1999           By:  /s/ GARY P. GOLDING
                                       ---------------------
                                       Gary P. Golding

                                    EUGENE R. YOST

Date:    January 15, 1999           By:  /s/ EUGENE R. YOST
                                       ---------------------
                                       Eugene R. Yost

                                    GLEN F. CHATFIELD

Date:    January 15, 1999           By:  /s/ GLEN F. CHATFIELD
                                       -----------------------
                                       Glen F. Chatfield